Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

**FOR MORE INFORMATION, PLEASE VISIT**
www.cementospacasmayo.com/ or contact:

**Claudia Bustamante,** Investor Relations and Sustainability Manager
Tel: +(51) 958699760

E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR THIRD QUARTER 2025

Lima, Peru, October 28, 2025 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q25”) and the first nine months of the year (“9M25”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

3Q25 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 3Q24, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 9.0%, mainly due to higher sales for infrastructure related projects, as well as an increase in bagged cement demand.

●	Revenues increased by 10.9%, in line with the increased sales volumes mentioned above.

●	Consolidated EBITDA increased 3.9%, reaching S/160.6 million, mainly due to the above-mentioned revenue increase.

●	Consolidated EBITDA margin was 28.0%, a 1.9 percentage point decrease, mainly due to higher expenses derived from increased personnel expenses because of the union’s bonus that is negotiated every three years and has a larger impact during the first year.

●	Net income was S/ 71.5 million, a 14.4% increase, mainly due to higher operating income, as well as higher financial income and lower interest expenses on loans due to debt amortization.

●	MERCO - for ten consecutive years we continue to lead the cement sector and for the third year, we are part of the Top 10 list of Merco's business and leadership ranking.

9M25 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 9M24, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 6.8%, mainly due to increased demand of both bagged cement and infrastructure projects.

●	Revenues increased by 7.3%, in line with the increased sales volume.

●	Consolidated EBITDA increased 4.6%, reaching S/425.5 million, mainly due to the increased demand mentioned above.

●	Consolidated EBITDA margin was 27.3%, in line with the same period of last year.

●	Net income increased by 15.6%, reaching S/ 172.0 million mainly due to higher operating income, as well as higher financial income, lower interest payments due to debt amortization, and a favorable foreign exchange effect.

2

We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	3Q25	3Q24	% Var.		9M25	9M24	% Var.
Cement, concrete and precast shipments (MT)	814.5	747.2	9.0%		2,216.4	2,075.7	6.8%
In millions of S/
Sales of goods	574.1	517.8	10.9%		1,557.3	1,451.4	7.3%
Gross profit	223.9	195.8	14.4%		586.9	531.3	10.5%
Operating profit	121.3	116.5	4.1%		307.6	291.9	5.4%
Net income	71.5	62.5	14.4%		172.0	148.8	15.6%
Consolidated EBITDA	160.6	154.6	3.9%		425.5	406.7	4.6%
Gross Margin	39.0%	37.8%	1.2	pp.	37.7%	36.6%	1.1	pp.
Operating Margin	21.1%	22.5%	-1.4	pp.	19.8%	20.1%	-0.4	pp.
Net income Margin	12.5%	12.1%	0.4	pp.	11.0%	10.3%	0.8	pp.
Consolidated EBITDA Margin	28.0%	29.9%	-1.9	pp.	27.3%	28.0%	-0.7	pp.

3

MANAGEMENT COMMENTS

During this quarter, we continued to see very strong cement sales volume, which grew 9% compared to the same period of last year, driven primarily by increased demand for infrastructure-related projects, as well as a solid performance by the self-construction segment. Gross profit experienced an increase of 14.4%, indicative of continuous efforts to enhance cost efficiencies and strengthen profitability. Despite an increase in operating expenses, largely attributable to the first-year bonus associated with our recent three-year collective bargaining agreement, consolidated EBITDA reached S/ 160.6 million, marking a 3.9% year-over-year increase.

Our leadership and corporate reputation within Peru's cement industry continued to be reinforced. For the third consecutive year, we proudly maintained our position among the top 10 companies in the Merco ranking, thereby reaffirming our dedication to responsible and transparent management. Merco, recognized as the most prestigious corporate reputation ranking in Spanish-speaking Latin America, operates in over 16 countries, evaluating corporate policies and initiatives through surveys of leaders, journalists, and executives, and highlighting the perception of reputation across various organizations. This notable recognition is a testament to the work we have undertaken for over 68 years, adhering to the highest standards.

In alignment with our sustained commitment to enhancing our environmental footprint, we formalized a Clean Production Agreement (Acuerdo de Producción Más Limpia – AP+L) with the Ministry of Production of Peru. Through this voluntary agreement, we pledge to implement eco-efficient processes, optimize resource utilization, and mitigate environmental impact. Furthermore, the cement industry stands as the first in the country to collectively formalize this commitment, demonstrating our capacity for cohesive action to achieve nationwide impact.

Regarding the advancement of innovative building solutions, we are currently developing solutions designed to promote more efficient, safe and sustainable construction. An prime example of this is an industrial hangar that integrates prefabrication and BIM methodology — technologies identified by the World Economic Forum as having the greatest transformative potential for the construction sector. This combination allows us to significantly reduce execution times, ensure operational continuity, enhance quality standards, minimize waste, and strengthen the safety of our teams.

Finally, we are honored to announce the re-election of our CEO as a Board member of the Global Cement and Concrete Association (GCCA) for the upcoming two-year period. The GCCA is the association of cement and concrete producers from around the world. Its members represent 80% of the global cement industry volume outside China and come from virtually every country in the world. Similarly, our CEO has also been included among the Top 25 leaders with the best reputation in the country in the Merco Líderes 2025 ranking, climbing 28 positions. This recognition reflects how purposeful human leadership is capable of paving the way and reminds us that building a better future is only possible if we do it as a team.

In conclusion, our solid financial performance, reinforced by continued recognition for our leadership and sustainability practices, positions us strongly to capture future opportunities in Peru’s growing construction and infrastructure sectors. The milestones achieved this quarter reflect our purpose, and we will continue to execute our strategy with discipline and motivation, balancing profitability with positive social and environmental impact — ensuring Pacasmayo’s growth remains sustainable and value-creating for all stakeholders.

4

ECONOMIC OVERVIEW 3Q25:

During the third quarter of 2025, the Peruvian economy continued to show signs of recovery, although within a more complex environment. GDP growth remained steady, bringing cumulative growth for the first half of the year to 3.4%, with projections for 2025 standing at 3.2%.

Public investment continued to be a key driver of economic momentum during this period. ProInversión continues to promote a portfolio of Public-Private Partnership (PPP) projects for 2025–2026, and several of these are expected to be awarded by year-end. The construction sector grew 4.8% in the second quarter of 2025, driven by progress in both public and private works. The Central Reserve Bank of Peru projects a 4.3% growth for the construction sector in 2025. Infrastructure projects are likely to continue supporting demand for construction materials, reinforcing the positive feedback loop between infrastructure investment and the construction materials sector.

The agricultural sector also maintained a steady recovery after last year’s climate-related challenges. Crops such as avocados, blueberries, and grapes in northern Peru achieved solid yields. This is particularly relevant since agribusiness can account for nearly one-third of formal employment in the north, and employment levels have a direct impact on self-construction demand.

A significant political event took place on October 10, when Congress approved the impeachment of Dina Boluarte for “moral incapacity.” In accordance with constitutional succession, the President of Congress, José Jerí, assumed the Presidency of the Republic for the remainder of the term, until July 2026. Although some social unrest occurred in the first days of his administration, the situation is currently under control, and no significant impact on the economy is anticipated.

Given that the next elections are scheduled for April 2026, a certain level of uncertainty is expected in the months leading up to the vote, along with a moderation of expectations and private investment.

Overall, during this quarter, the Peruvian economy continued to perform steadily, driven by public investment, construction, and agribusiness, which translated into solid cement demand.

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

5

Northern Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Aug-25 LTM	% part
Pacasmayo Group	3,626	3,437	2,951	2,835	2,964	22.9%
Imports	40	2	-	-	-	0.0%
Total	3,666	3,439	2,951	2,835	2,964	22.9%

Central Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Aug-25 LTM	% part
UNACEM	5,838	6,297	5,617	5,462	5,427	41.9%
Caliza Inca	492	515	585	751	846	6.5%
Imports	691	202	145	206	317	2.5%
Total	7,021	7,014	6,347	6,419	6,590	50.9%

Southern Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Aug-25 LTM	% part
Grupo Yura	2,904	3,047	2,581	2,535	2,547	19.7%
Imports	150	67	65	68	116	0.9%
Total	3,054	3,114	2,646	2,603	2,663	20.6%

Others	877	427	423	562	731	5.6%
Total, All Regions	14,618	13,994	12,367	12,419	12,948	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

6

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Pacasmayo Plant	484.0	432.0	12.0%	1,325.7	1,218.7	8.8%
Rioja Plant	92.3	86.8	6.3%	245.8	236.6	3.9%
Piura Plant	237.3	230.3	3.0%	646.0	609.9	5.9%
Total	813.6	749.1	8.6%	2,217.5	2,065.2	7.4%

Cement production volume at the Pacasmayo plant increased 12.0% in 3Q25 compared to 3Q24 and 8.8% in 9M25 compared to 9M24, mainly to satisfy the increased demand.

In 3Q25, cement production volume at the Rioja plant increased by 6.3% and 3.9% in 9M25, compared to 3Q24 and 9M24 respectively, mainly due to increased demand.

Cement production volume at the Piura Plant increased 3.0% in 3Q25 and 5.9% in 9M25 compared to 3Q24 and 9M24 respectively, mainly due to increased demand.

Total cement production volume increased 8.6% in 3Q25 compared to 3Q24 and 7.4% in 9M25 compared to 9M24, in line with the increased cement demand experienced during this period.

Clinker Production Volume

(thousands of metric tons)

	Production
	3Q25	3Q24	% Var.	9M25	9M24	% Var.
Pacasmayo Plant	354.5	300.7	17.9%	861.2	930.8	-7.5%
Rioja Plant	65.4	66.2	-1.2%	179.7	180.4	-0.4%
Piura Plant	184.0	269.4	-31.7%	615.7	519.6	18.5%
Total	603.9	636.3	-5.1%	1,656.6	1,630.8	1.6%

Clinker production volume at the Pacasmayo plant during 3Q25 increased 17.9% compared to 3Q24, mainly to satisfy the cement demand during this quarter. During 9M25, clinker production volume at the Pacasmayo plant decreased 7.5% compared to 9M24, mainly due to scheduled maintenance work performed on our kilns in 2Q25.

Clinker production volume at the Rioja plant decreased 1.2% in 3Q25 compared to 3Q24 and 0.4% in 9M25 compared to 9M24, mainly due to the use of previously produced inventory.

Clinker production volume at the Piura plant decreased 31.7% in 3Q25 compared to 3Q24, mainly due to our annual production plan that aims to maximize the operational efficiency of our kilns. During 9M25, clinker production volume at Piura plant increased 18.5% compared to 9M24, mainly to satisfy the cement demand.

Total clinker production volume decreased 5.1% in 3Q25 mainly due to the decreased production in Piura, as mentioned above. During 9M25, total clinker production volume increased 1.6% compared to 9M24, mainly to satisfy the cement demand during this quarter, as well as some consumption of previously produced inventory.

7

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Cement	66.8%	59.6%	7.2	pp.	61.0%	56.0%	5.0	pp.
Clinker	80.8%	66.8%	14.0	pp.	65.4%	68.9%	-3.5	pp.

Cement production utilization rate at the Pacasmayo plant increased 7.2 and 5.0 percentage points in 3Q25 and in 9M25 respectively, when compared to 3Q24 and 9M24, mainly due to increased production to satisfy demand as mentioned above.

Clinker production utilization rate in 3Q25 increased 14.0 percentage points compared to 3Q24, mainly due to increased production to satisfy the cement demand. During 9M25, clinker production utilization rate decreased 3.5 percentage points compared to 9M24, mainly due to scheduled maintenance work performed on our kilns in 2Q25.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Cement	83.9%	78.9%	5.0	pp.	74.5%	71.7%	2.8	pp.
Clinker	90.5%	91.3%	-0.8	pp.	82.9%	82.9%	-0.1	pp.

The cement production utilization rate at the Rioja plant was 83.9% in 3Q25 and 74.5% in 9M25; 5.0 and 2.8 percentage points higher than 3Q24 and 9M24 respectively, in line with increased cement demand.

The clinker production utilization rate at the Rioja plant was 90.5% in 3Q25 and 82.9% in 9M25, remaining in line with 3Q24 and 9M24 respectively.

1	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

8

Piura Plant Utilization Rate

	Utilization Rate
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Cement	59.3%	57.6%	1.7	pp.	53.8%	50.8%	3.0	pp.
Clinker	74.3%	100.0%	-25.7	pp.	82.9%	70.0%	12.9	pp.

The cement production utilization rate at the Piura plant was 59.3% in 3Q25 and 53.8% in 9M25, a 1.7 and 3.0 percentage point increase when compared to 3Q24 and 9M24 respectively, in line with the increased demand.

The clinker production utilization rate at the Piura plant was 74.3% in 3Q25, 25.7 percentage points lower than in 3Q24, mainly due to our annual production plan in order to maximize productivity. During 9M25, the clinker production utilization rate at the Piura plant was 12.9 percentage points higher than the 9M24, mainly due to the increased cement demand.

Consolidated Utilization Rate

	Utilization Rate
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Cement	65.9%	60.7%	5.2	pp.	59.9%	55.7%	4.1	pp.
Clinker	79.6%	82.6%	-3.0	pp.	72.8%	70.6%	2.2	pp.

The consolidated cement production utilization rate was 65.9% in 3Q25 and 59.9% in 9M25, 5.2 and 4.1 percentage points higher than 3Q24 and 9M24 respectively, mainly due to the increased demand.

The consolidated clinker production utilization rate was 79.6% in 3Q25, 3.0 percentage points lower than in 3Q24, mainly due to our annual production plan that aims to produce at optimal capacity during certain periods in order to maximize efficiencies. During 9M25, the consolidated clinker production volume increased 2.2 percentage points compared to 9M24, mainly due to satisfy the cement demand during this quarter.

9

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	3Q25	3Q24	%Var.	9M25	9M24	%Var.
Sales of goods	574.1	517.8	10.9%	1,557.3	1,451.4	7.3%
Gross Profit	223.9	195.8	14.4%	586.9	531.3	10.5%
Total operating expenses, net	-102.6	-79.3	29.4%	-279.3	-239.4	16.7%
Operating Profit	121.3	116.5	4.1%	307.6	291.9	5.4%
Total other expenses, net	-15.0	-23.3	-35.6%	-57.7	-73.0	-21.0%
Profit before income tax	106.3	93.2	14.1%	249.9	218.9	14.2%
Income tax expense	-34.8	-30.7	13.4%	-77.9	-70.1	11.1%
Profit for the period	71.5	62.5	14.4%	172.0	148.8	15.6%

Revenues increased 10.9% and 7.3% in 3Q25 and 9M25, compared to 3Q24 and 9M24 respectively, mainly due to increased sales of concrete, pavement and mortar, as well as of bagged cement. Gross profit increased by 14.4% in 3Q25 and 10.5% in 9M25, compared to 3Q24 and 9M24 respectively, mainly due to lower cost of raw materials, higher consumption of our own clinker, as well as the operational efficiencies derived from our maintenance and production plan. Profit for the period increased by 14.4% in 3Q25 when compared to 3Q24 and 15.6% in 9M25 when compared to 9M24, primarily due to higher operating income, lower interest payments due to debt amortization, and a favorable foreign exchange effect.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Sales of goods	562.1	499.2	12.6%		1,517.5	1,395.4	8.8%
Cost of Sales	-335.8	-303.1	10.8%		-923.2	-864.2	6.8%
Gross Profit	226.3	196.1	15.4%		594.3	531.2	11.9%
Gross Margin	40.3%	39.3%	1.0	pp.	39.2%	38.1%	1.1	pp.

Sales of cement, concrete and precast increased 12.6% in 3Q25 and 8.8% in 9M25, when compared to 3Q24 and 9M24 respectively, mainly due to increased sales of bagged cement, as well as of concrete. Gross margin increased 1.0 percentage point during 3Q25 and 1.1 percentage points during 9M25, when compared to 3Q24 and 9M24 respectively, mainly due to higher sales volume and operational efficiencies in cement production.

10

Sales: cement

(in millions of Soles S/)

Sales of cement represented 83.9% of cement, concrete and precast sales during 3Q25.

	Cement
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Sales of goods	471.4	427.1	10.4%		1,266.4	1,183.9	7.0%
Cost of Sales	-245.0	-229.0	7.0%		-669.6	-655.0	2.2%
Gross Profit	226.4	198.1	14.3%		596.8	528.9	12.8%
Gross Margin	48.0%	46.4%	1.6	pp.	47.1%	44.7%	2.5	pp.

Sales of cement increased 10.4% in 3Q25 compared to 3Q24 and 7.0% in 9M25 compared to 9M24, mainly due to increased demand for bagged cement from the self-construction segment. Gross margin increased 1.6 percentage points in 3Q25 and 2.5 percentage points during 9M25, when compared to 3Q24 and 9M24 respectively mainly due to lower raw material costs and our annual production plan, which aims to produce at optimal capacity during certain periods to maximize efficiency.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 14.5% of cement, concrete, and precast sales during 3Q25.

	Concrete, pavement and mortar
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Sales of goods	81.7	64.7	26.3%		228.1	190.8	19.5%
Cost of Sales	-82.7	-67.2	23.1%		-231.9	-189.6	22.3%
Gross Profit	-1.0	-2.5	-60.0%		-3.8	1.2	N/R
Gross Margin	-1.2%	-3.9%	2.6	pp.	-1.7%	0.6%	-2.3	pp.

Sales of concrete, pavement and mortar increased 26.3% during 3Q25 and 19.5% in 9M25 compared to 3Q24 and 9M24 respectively, mainly due to increased sales volume of concrete for infrastructure projects. Gross margin increased 2.6 percentage points in 3Q25 compared to 3Q24 and decreased 2.3 percentage points in 9M25 compared to 9M24. The increase this quarter was mainly due to higher dilution of fixed costs, as revenues for projects such as the Yanacocha water treatment plant and the Tarata bridge increased this quarter.

11

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.6% of cement, concrete, and precast sales during 3Q25.

	Precast
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Sales of goods	9.1	7.4	23.0%		23.1	20.7	11.6%
Cost of Sales	-8.1	-7.0	15.7%		-21.7	-19.7	10.2%
Gross Profit	1.0	0.4	N/R		1.4	1.0	40.0%
Gross Margin	11.0%	5.4%	5.6	pp.	6.1%	4.8%	1.3	pp.

During 3Q25, precast sales increased 23.0% compared to 3Q24 and 11.6% in 9M25 compared to 9M24, mainly due to a strong increase in sales of pavers, the most profitable product within the precast line. Gross margin in 3Q25 and 9M25 was higher by 5.6 and 1.3 percentage points, respectively, compared to 3Q24 and 9M24.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	3Q25	3Q24	%Var.		9M25	9M24	%Var.
Sales of goods	10.4	16.1	-35.4%		32.7	44.1	-25.9%
Cost of Sales	-10.2	-15.6	-34.6%		-32.1	-42.6	-24.6%
Gross Profit	0.2	0.5	-60.0%		0.6	1.5	-60.0%
Gross Margin	1.9%	3.1%	-1.2	pp.	1.8%	3.4%	-1.6	pp.

During 3Q25, construction supply sales decreased 35.4% compared to 3Q24 and 25.9% in 9M25 compared to 9M24, mainly due to the lower sales volume of steel bars. Gross margin decreased 1.2 percentage points in 3Q25 when compared to 3Q24 and 1.6 percentage points in 9M25 when compared to 9M24.

2	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

12

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	3Q25	3Q24	%Var.	9M25	9M24	%Var.
Personnel expenses	44.6	34.0	31.2%	125.3	95.2	31.6%
Third-party services	21.3	17.9	18.9%	60.9	52.5	15.9%
Board of Directors	1.3	1.4	-7.1%	4.2	4.5	-6.7%
Depreciation and amortization	3.9	5.5	-29.1%	11.9	16.4	-27.4%
Other	5.4	4.8	12.5%	14.6	14.1	3.5%
Total	76.5	63.6	20.2%	216.9	182.7	18.7%

Administrative expenses increased 20.2% in 3Q25 and 18.7% in 9M25 compared to 3Q24 and 9M24 respectively, mainly due to increased personnel expenses resulting from the collective bargaining negotiations with our labor unions, which is negotiated every three years and has a closing bonus during the first year.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	3Q25	3Q24	%Var.	9M25	9M24	%Var.
Personnel expenses	12.5	11.5	8.7%	35.9	33.8	6.2%
Advertising and promotion	4.6	2.4	91.7%	13.8	6.6	N/R
Third party services	5.4	5.1	5.9%	13.8	13.6	1.5%
Other	2.1	0.6	N/R	6.2	2.2	N/R
Total	24.6	19.6	25.5%	69.7	56.2	24.0%

Selling expenses increased 25.5% and 24.0% in 3Q25 and 9M25, compared to 3Q24 and 9M24 respectively, mainly due to increased advertising and promotion expenses, in line with our commercial strategy, as well as the previously mentioned union bonus.

13

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	3Q25	3Q24	%Var.	9M25	9M24	%Var.
Net Income	71.5	62.5	14.4%	172.0	148.8	15.6%
+ Income tax expense	34.8	30.7	13.4%	77.9	70.1	11.1%
- Finance income	-8.7	-1.6	N/R	-9.9	-4.2	N/R
+ Financial expenses	23.6	25.0	-5.6%	69.4	75.9	-8.6%
+/- Net loss from exchange rate	0.1	-0.1	N/R	-1.8	1.2	N/R
+ Depreciation and amortization	39.3	38.1	3.1%	117.9	114.9	2.6%
Consolidated EBITDA	160.6	154.6	3.9%	425.5	406.7	4.6%

Consolidated EBITDA increased 3.9% in 3Q25 and 4.6% in 9M25, when compared to 3Q24 and 9M24 respectively, mainly due to increased cement demand, lower raw material costs and operational efficiencies.

14

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of September 30, 2025, the cash balance was S/182.4 million (US$ 52.7 million). This balance includes certificates of deposit in the amount of S/ 119.4 million (US$ 34.5 million), distributed as follows:

Certificate Deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 15.0	4.35%	September 8, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 35.0	4.50%	September 11, 2025	October 10, 2025
Banco de Crédito del Perú	S/ 9.0	4.25%	September 16, 2025	October 16, 2025
Banco de Crédito del Perú	S/ 9.0	4.10%	September 19, 2025	October 17, 2025
Banco de Crédito del Perú	S/ 10.0	4.25%	September 26, 2025	October 23, 2025
Banco de Crédito del Perú	S/ 15.0	4.30%	September 30, 2025	October 30, 2025
Banco de Crédito del Perú	S/ 2.0	4.06%	September 30, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 1.0	4.06%	September 26, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 6.0	3.80%	September 19, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 2.0	4.06%	September 26, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 1.5	4.10%	September 26, 2025	October 7, 2025
Banco de Crédito del Perú	S/ 3.0	4.10%	September 26, 2025	October 9, 2025
Banco de Crédito del Perú	S/ 1.0	4.06%	September 26, 2025	October 2, 2025
Banco de Crédito del Perú	S/ 3.0	4.10%	September 30, 2025	October 9, 2025
	S/ 112.5

Certificates of deposits in American Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 2.0	3.36%	September 30, 2025	October 2, 2025
	USD 2.0

The remaining balance of S/ 63.0 million (US$ 18.2 million) is held mainly in the Company’s bank accounts, of which US$ 11.3 million are denominated in US dollars and the balance in Soles.

15

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	495.6	312.7	299.1	310.0	1,417.4
Future interest payments	69.5	102.0	48.5	29.7	249.7
Total	565.1	414.7	347.6	339.7	1,667.1

As of September 30, 2025, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,412.9 million (US$ 406.5 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2022.

As of September 30, 2025, Net Debt/EBITDA ratio was 2.5 times.

Capex

(in millions of Soles S/)

As of September 30, 2025 the Company invested S/ 91.7 million (US$ 26.5 million), allocated to the following projects:

Projects	9M25
Pacasmayo Plant Projects	25.6
Concrete and aggregates equipment	38.0
Rioja Plant Projects	2.6
Piura Plant Projects	24.4
Other	1.1
Total	91.7

16

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 67 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.464 per US$ 1.00, which was the buying exchange rate, reported as of September 30, 2025, by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

17

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025 (unaudited) and December 31,2024 (audited)

	As of Sep-25	As of Dec-24
	S/ (000)	S/ (000)
Cash and cash equivalents	182,407	72,723
Trade and other receivables,net	162,898	131,168
Income tax prepayments	20,671	7,736
Inventories	750,715	773,997
Prepayments	41,749	6,872
Total current assets	1,158,440	992,496
Trade and other receivables, net	24,462	43,224
Financial instruments designated at fair value through OCI	320	239
Property, plant and equipment, net	1,997,512	2,031,139
Intangible assets, net	61,151	63,596
Goodwill	4,459	4,459
Deferred income tax assets	28,963	21,816
Right-of-use asset, net	17,205	9,023
Other assets	50	51
Total non-current assets	2,134,122	2,173,547
Total assets	3,292,562	3,166,043
Trade and other payables	294,891	242,051
Financial obligations	494,346	458,346
Lease liabilities	4,870	2,958
Income tax payable	3,319	17,937
Provisions	29,888	44,263
Total current liabilities	827,314	765,555
Financial obligations	918,566	1,034,845
Lease liabilities	11,937	6,462
Provisions	30,490	28,146
Deferred income tax liabilities	119,459	117,937
Total non-current liabilities	1,080,452	1,187,390
Total liabilities	1,907,766	1,952,945
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Invest shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,855)	(16,551)
Retained earnings	457,347	285,345
Total Equity	1,384,796	1,213,098
Total liability and equity	3,292,562	3,166,043

18

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three and nine-month periods ended September 30, 2025 and 2024 (both unaudited)

	3Q25	3Q24	9M25	9M24
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	574,067	517,754	1,557,339	1,451,399
Cost of sales	(350,173)	(321,998)	(970,401)	(920,223)
Gross profit	223,894	195,756	586,938	531,176
Operating (expenses) income
Administrative expenses	(76,541)	(63,634)	(216,880)	(182,672)
Selling and distribution expenses	(24,586)	(19,587)	(69,711)	(56,236)
Other operating income (expenses), net	(1,515)	3,938	7,268	(426)
Total operating expenses , net	(102,642)	(79,283)	(279,323)	(239,334)

Operating profit	121,252	116,473	307,615	291,842
Other income (expenses)
Finance income	8,728	1,650	9,896	4,225
Financial costs	(23,565)	(25,015)	(69,384)	(75,890)
Gain (loss) from exchange difference, net	(47)	138	1,816	(1,247)

Total other expenses, net	(14,884)	(23,227)	(57,672)	(72,912)
Profit before income tax	106,368	93,246	249,943	218,930
Income tax expense	(34,861)	(30,707)	(77,941)	(70,135)

Profit for the period	71,507	62,539	172,002	148,795

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.17	0.15	0.40	0.35

19

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2025, 2024 (unaudited)

	Capital Stock S/(000)	Investment Shares S/(000)	Investments Shares held in Treasury S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized loss in financial instruments designated at fair value S/ (000)	Retained earnings S/ (000)	Total S/ (000)

Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	148,795	148,795
Other comprehensive loss	-	-	-	-	-	(196)	-	(196)
Total comprehensive income	-	-	-	-	-	(196)	148,795	148,599
Balance as of September 30, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,486)	410,789	1,338,607

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	172,002	172,002
Other comprehensive loss	-	-	-	-	-	(304)	-	(304)
Total comprehensive income	-	-	-	-	-	(304)	172,002	171,698
Balance as of September 30, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,855)	457,347	1,384,796

20